

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701

> **Re: Society Pass Incorporated**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 13, 2021**
> **File No. 333-258056**

Dear Mr. Nguyen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

Amendment No.5 to Registration Statement of Form S-1

Capitalization, page 31

1. We note the revisions you made in response to comment 3. In order to present your capitalization in a manner consistent with your dilution presentation on page 32, please show the impact of the 6,362,089 shares of our common stock that will be issued upon the automatic conversion of the Convertible Preferred Stock in the third column, and present the sale of 2,888,889 shares issued in this offering under the fourth column.

Shares Eligible for Future Sale, page 97

2. Please include in this section the shares underlying the representative warrants.

<u>Note 18 Commitments and Contingencies</u>
<u>Executive Service Agreements, page F-75</u>

3. We noted from exhibit A in your response to comment 4 that you determined the value of the company at December 31, 2017 by taking an average revenue multiple for Coffee shops using the 2021 Edition of the Business Reference Guide, 31st Edition, published by the Business Brokerage Press. The value of your common stock was then obtained by dividing the company value by the number of common stock outstanding at December 31, 2017. Please tell us how you considered the following:

    • Address how you considered the comparability of the enterprises that were utilized in the publication to your company and whether any adjustments were made for factors, such as state of development, profitability, liquidity, location of business, etc..
    • Address whether you considered recent sales of equity securities in arms length transactions when preparing your valuation.
    • Address how your valuation method considered the change from operating restaurants in 2017 to operating e-commerce platforms and mobile applications in 2018.

4. You state in your response to comment 4 that your estimated common stock fair value on December 31, 2017 was $0.04 and that it did not increase through December 31, 2020. You further state that that market value of the common stock did not materially increase in 2021. This appears to be inconsistent with your representation that the executive shares issued in September 2021 had a fair value of $7.65. Please tell us the factors that contributed to the increase from $.04 to $7.65 during 2021, including any intervening events within the company or changes in your valuation assumptions or methodology.

5. We note on page 2 in exhibit A in your response to comment 4 that you issued 1,500,000 common stock shares related to the bonus for the Leflair acquisition and 125,000 common stock shares for 1/2 of the 2021 bonus. Please provide us with a detailed discussion of how you determined the fair value of these shares issued in the 3rd quarter of 2021 was $.04 when shares issued to other executives during the same time frame had a fair value of $7.65.

6. It appears per section 3(a) and (b) of exhibit 10.4 the Executive may elect at any time to convert any unpaid Salary or bonus, in whole or in part, into common stock. Considering the holder has the right to convert to shares at any time, the compensation appears to be stock-based compensation. Please provide us with a detailed discussion of how you considered the guidance in ASC 718.

Dennis Nguyen
Society Pass Incorporated
October 19, 2021
Page 3

Exhibit 5.1, page I-1

7.   Please have counsel revise the opinion to specify the number of shares to be sold in the offering, which appears to be up to 3,322,223, assuming the exercise of the over-allotment option, as well as the number of shares underlying the representative warrants, which appears to be up to 144,445.

    You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services